UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Petty                          Robert
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    (Last)                           (First)             (Middle)

                               3A Tollington Ave.
--------------------------------------------------------------------------------
                                    (Street)

     Malvern East                Victoria 3145           Australia
--------------------------------------------------------------------------------
    (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                         I. T. Technology, Inc. (ITTE)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

                                 July 30, 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                      Vice President, Business Development
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                         5.
                                                                                         Amount of      6.
                                 2A.                     4.                              Securities     Owner-
                                 Deemed                  Securities Acquired (A) or      Beneficially   ship
                    2.           Execution  3.           Disposed of (D)                 Owned          Form:     7.
                    Transaction  Date,      Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                    Date         if any     Code         ----------------------------    Reported       (D) or    Indirect
1.                  (Month/      (Month/    (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security   Day/         Day/       -----------      Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)          Year)        Year)      Code      V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
            2.                                                                                            ative     Form
            Conver-                            5.                              7.                         Secur-    of       11.
            sion                               Number of                       Title and Amount           ities     Deriv-   Nature
            or               3A.               Derivative    6.                of Underlying     8.       Bene-     ative    of
            Exer-            Deemed   4.       Securities    Date              Securities        Price    ficially  Secur-   In-
            cise    3.       Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     ity:     direct
            Price   Trans-   tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Following Direct   Bene-
1.          of      action   Date,    Code     of(D)         (Month/Day/Year)          Amount    ative    Reported  (D) or   ficial
Title of    Deriv-  Date     if any   (Instr.  (Instr. 3,    ----------------          or        Secur-   Trans-    Indirect Owner-
Derivative  ative   (Month/  (Month/  8)       4 and 5)      Date     Expira-          Number    ity      action(s) (I)      ship
Security    Secur-  Day/     Day/     ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)  ity     Year)    Year)    Code V    (A)   (D)    cisable  Date     Title   Shares    5)       4)        4)       4)
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
Option to
Purchase
Common                                                                         Common
Stock       $0.10   7/30/01            D              1(*)   (1)       (i)     Stock   1,000,000 (***)               D
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Option to
Purchase
Common                                                                         Common
Stock       $0.10   7/30/01            D              1(*)   (1)       (ii)    Stock     250,000 (***)               D
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Option to
Purchase
Common                                                                         Common
Stock       $0.10   7/30/01            D              1(*)   (1)       (iii)   Stock     250,000 (***)               D
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Option to
Purchase
Common                                                                         Common
Stock       $0.10   7/30/01            D              1(*)   (1)       (iv)    Stock     250,000 (***)               D
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Option to
Purchase
Common                                                                         Common
Stock       $0.10   7/30/01            D              1(*)   (1)       (v)     Stock     750,000 (***)               D
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Option to
Purchase
Common                                                                         Common
Stock       $0.10   7/30/01            D              1(*)   (1)       (vi)    Stock     500,000 (***)               D
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Option to
Purchase
Common                                                                         Common
Stock       $0.10   7/30/01            D              1(*)   (1)       (vii)   Stock     500,000 (***)               D
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Option to
Purchase
Common                                                                         Common
Stock       $0.10   7/30/01            D              1(*)   (1)       (viii)  Stock     500,000 (***)               D
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Option to
Purchase
Common                                                                         Common
Stock       $0.10   7/30/01            D              1(*)   (1)       (ix)    Stock     500,000 (***)               D
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Option to
Purchase
Common                                                                         Common
Stock       $0.10   7/30/01            D              1(*)   (1)       (x)     Stock     500,000 (***)               D
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Option to
Purchase
Common                                                                         Common
Stock       $0.10   7/30/01            A              1      7/30/01  7/30/03  Stock     750,000 (***)    750,000    D
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Option to                                                                                                               This Option
Purchase                                                                                                                is held by
Common                                                                         Common                                   R&o Media
Stock       $0.10   7/30/01            A              1      (2)      (3)      Stock     500,000 (4)      500,000    I  Corporation
                                                                                                                        of which
                                                                                                                        Robert
                                                                                                                        Petty is the
                                                                                                                        sole share-
                                                                                                                        holder.
====================================================================================================================================

Explanation of Responses:

(1) Options may be exercised in whole or in part at any time or from time to time on or prior to the Option Expiration Date.

(i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x) See Exhibit "A" attached hereto and incorporated herein by this reference.

(*)    The Option was cancelled on July 30, 2001.

(**)   All amounts reflect a 5 for 1 split on November 6, 2000.

(***) The Option was received as consideration for Robert Petty's agreement to serve as a consultant of I.T. Technology, Inc.

(2) 250,000 share are exercisable as of 7/30/01 and 250,000 shares are exercisable as of the exercise date of the 'Bickhams Option' (as such term is defined in that certain letter agreement by and among the Issuer, Holder, Holder's sole shareholder, Robert Petty and Petty Consulting, dated July 30, 2001). The date upon which the Option becomes exercisable pursuant to the previous sentence is the "Vesting Date."

(3) The Option shall terminate upon the first to occur with respect to any Option Share on (i) 7/30/04 or (ii) the second anniversary of the Vesting Date (as defined in (2) above).

(4) The Option was received as consideration for Holder's grant to Bickhams Media, Inc., a wholly-owned subsidiary of the Issuer, of the Bickhams Option (as such term is defined in that certain letter agreement by and among the Issuer, Holder, Holder's sole shareholder, Robert Petty and Petty consulting, dated July 30, 2001).


/s/ Robert Petty                                          October 30, 2002
---------------------------------------------            -----------------------
**Signature of Reporting Person                                  Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                  Exhibit "A"

(i) The Option terminates upon the first to occur of (a) December 31, 2002, (b) the fifth (5th) anniversary of the Grant Date, or (c) upon termination of the holder's employment or consulting arrangement for the issuer.

(ii) The Option terminates upon the first to occur of (a) June 30, 2003, (b) the fifth (5th) anniversary of the Grant Date, or (c) upon termination of the holder's employment or consulting arrangement for the issuer.

(iii) The Option terminates upon the first to occur of (a) September 30, 2003,
(b) the fifth (5th) anniversary of the Grant Date, or (c) upon termination of the holder's employment or consulting arrangement for the issuer.

(iv) The Option terminates upon the first to occur of (a) December 30, 2003,
(b) the fifth (5th) anniversary of the Grant Date, or (c) upon termination of the holder's employment or consulting arrangement for the issuer.

(v) The Option terminates upon the first to occur of (a) June 30, 2004, (b) the fifth (5th) anniversary of the Grant Date, or (c) upon termination of the holder's employment or consulting arrangement for the issuer.

(vi) The Option terminates upon the first to occur of (a) September 30, 2004,
(b) the fifth (5th) anniversary of the Grant Date, or (c) upon termination of the holder's employment or consulting arrangement for the issuer.

(vii) The Option terminates upon the first to occur of (a) December 31, 2004,
(b) the fifth (5th) anniversary of the Grant Date, or (c) upon termination of the holder's employment or consulting arrangement for the issuer.

(viii) The Option terminates upon the first to occur of (a) March 31, 2005,
(b) the fifth (5th) anniversary of the Grant Date, or (c) upon termination of the holder's employment or consulting arrangement for the issuer.

(ix) The Option terminates upon the first to occur of (a) June 31, 2005,
(b) the fifth (5th) anniversary of the Grant Date, or (c) upon termination of the holder's employment or consulting arrangement for the issuer.

(x) The Option terminates upon the first to occur of (a) December 30, 2005,
(b) the fifth (5th) anniversary of the Grant Date, or (c) upon termination of the holder's employment or consulting arrangement for the issuer.